Mail Stop 3561

August 20, 2008

Mr. Yijun Wang
Chairman, CEO, and President
Jpak Group, Inc.
15 Xinghua Road
Qindao, Shandong Province
Postal Code 266401
People's Republic of China

> **Re:** **Jpak Group, Inc.**
> **Registration Statement on Form S-1/A**
> **Filed August 5, 2008**
> **Form 10-Q for the period ended March 31, 2008**
> **Filed May 15, 2008**
> **File No. 333-147264**

Dear Mr. Wang:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

S-1/A

Summary

The Share Exchange and Financing, page 4

1.   We have reviewed your response to our prior comment one noting you have accounted for the incremental value related to the modification of the Series A and B warrants as a reduction of the proceeds of the offering. This modification does not appear to be a direct cost associated with the offering of your securities and should be charged to expense. Please advise.

JPAK Group Inc. Audited Financial Statements for the Year Ended June 30, 2007

General

2.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Jpak Group Inc. Unaudited Financial Statements for the period ended March 31, 2008

Report of Independent Registered Public Accounting Firm, F-22

3.   We note that your auditors are located in New Jersey. It appears that all of the assets, liabilities, revenues and expenses of Jpak Group, Inc. relate to operations located in the People's Republic of China. Please tell us how the audit of the operations in the People's Republic of China, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:
    • Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards;
    • Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the People's Republic of China.

4.   We note that the independent auditors' report is dated May 8, 2008 which appears to be prior to the date of revisions made within this amended S-1. Please advise your independent auditors to modify their report date to be in accordance with AU Section 530A.

5.   We note that you have made certain revisions to your financial statements to address our comment letter dated June 12, 2008. However, an amended Form 10-Q was not filed to reflect these changes. Considering the significant modifications necessary, please file an amended 10-Q to ensure the financial information presented in your Exchange Act filings is consistent with the financial information presented in your S-1.

Consolidated Statement of Operations, F-24

6.   We have reviewed your response to prior comment seven noting that the 7,200,000 shares of common stock placed in escrow were part of the 23,005,000 shares of common stock issued pursuant to the share exchange. It appears from review of exhibit 2.1 and 10.4 to the Form 8-K filed August 15, 2007 that the acquisition agreement entered into in August 2007 was between JPAK Inc. and JPAK Ltd. was for the exchange of 23,005,000 shares of common stock. In May 2007, JPAK Ltd. entered in a Note Purchase Agreement for $5,500,000 convertible notes with various investors not affiliated with JPAK Group, Inc. It was agreed to at the time of the acquisition that the outstanding convertible notes would convert into Series A preferred stock. JPAK, Inc. and the investors of the convertible notes entered into the Share Escrow agreement requiring the 7.2 million shares to be escrowed. This appears to be two separate transactions with two separate parties. In addition, your response does not appear to be consistent with your prior response to comment nine in our comment letter dated March 27, 2008 in which you state the contingency related to the escrowed shares has not been triggered and are not included in calculating basis EPS. If the 7,200,000 escrowed shares are included in the 23,005,000 that are already outstanding on the balance sheet than you did include them in your basis EPS calculation. Please revise to show the 7,200,000 escrowed shares as legally outstanding on the face of the balance sheet or remove them from the basic EPS calculation.

Notes to Consolidated Financial Statements

Note 17 – Allocation of Proceeds from the Exercise of Series J Warrants, F-35

7.   We have reviewed your response to our prior comments 10 and 12 noting you changed some assumptions related to the determination of the fair value of the warrants. In particular, it appears that you have determined that the historical experience of your stock, which has traded for less than a year, is the most accurate reflection of the expected future volatility of your common stock. Please note that the guidance in paragraph (A32)(a) of SFAS No. 123(R) and SAB Topic 14(D) states entities should consider historical volatility over a period generally commensurate with the expected or contractual term of the instrument. If you do not have sufficient historical information and have no other trading instruments to

determine an implied volatility, you enhance your estimate of expected volatility by utilizing the historical, expected or implied volatility of similar entities whose instruments are publicly available. In making the determination as to similarity, you should consider the industry, stage of life cycle, size and financial leverage of such other entities. In addition, it appears you have disclosed a volatility of approximately 7% which appears to be inconsistent with the changes in the value of your common stock which has been from as low as $0.72 to as high as $1.70. Please clarify and advise. In addition, please provide the detail to support your calculation of your current volatility factor of approximately 7%.

8.   We have reviewed your response to our prior comments 11 and 14, noting that you believe the definition of fair value in Appendix E of SFAS No. 123(R) provides you with the basis of determining the fair value of the preferred stock by taking the number common shares into which the preferred stock is convertible into multiplied by the market price of the common stock at the grant date of the preferred stock. Please note that the guidance in SFAS No. 123(R) is not applicable to the issuance of preferred shares particularly when those preferred shares were issued through the conversion of notes payable. It appears that the actual cash received (5,500,000 and 5,000,000, respectively) would be the best indicator of the fair market value. Please advise.

Other Exchange Act Reports

9.   Please revise your other Exchange Act reports, as necessary, to comply with our comments.

10.   We note that you filed amended Forms 10-Q for the periods ended September 30, 2007 and December 31, 2007 for certain revisions to your financial statements to address our comment letter dated June 12, 2008. We note that the independent auditor's report is dated May 12 and 13, 2008, respectively which appears to be prior to the date of revisions made. Please advise your independent auditors to modify their report date to be in accordance with AU Section 530A.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact William Kearns at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Louis Taubman, Esq.
        Fax: (212) 202-6380